02057316

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

September 5, 2002

MATAV-CABLE SYSTEMS MEDIA LTD.
(Translation of Registrant's Name into English)

42 Pinkas Street, North Industrial Area
Netanya 42134, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ____

Indicate by check mark, whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Page of Pages

Attached hereto and incorporated by reference herein is Registrant's Immediate Notice dated August 29, 2002.

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YOUR GREAT MOMENTS

FOR IMMEDIATE RELEASE

Matav Reports Motions for Class Action Concerning Passed Homes

NETANYA, Israel, August 29, 2002 – Matav-Cable Systems Media Ltd. (Nasdaq: MATV), a leading Israeli provider of digital cable television services, today announced that on August 27, 2002 the Haifa District Court denied a motion for a class action against the company. On September 5, 2000, Matav issued a press release regarding this motion. The motion was filed on August 21, 2000, by six residents of northern Israel, who requested recognition of their action as representing 10,981 families whose homes, according to the claim, were not connected to the cable network by the company. The plaintiffs requested among other things compensation in the amount of NIS 69,476,707.

On August 28, 2002, a motion was filed in the Tel-Aviv-Jaffa District Court for the approval of a class action against all three Israeli cable companies, by three Israeli residents. The plaintiffs seek recognition of their action as representing 114,000 families whose homes, according to the claim, were not connected to the cable network by the companies. If the motion for a class action is approved, the court will be requested to instruct all three companies to compensate the families by a total sum of NIS 577,118,000. According to the motion, Matav's share is 25% of this total sum. The company is studying the details of the claim.

Matav is one of Israel's three cable television providers, serving roughly 25 percent of the population. Matav's investments include 7.5 percent of Partner Communications Ltd., a GSM mobile phone company, and 10 percent of Barak I.T.C. (1995), one of the three international telephony-service providers in Israel.

(This press release contains forward-looking statements with respect to the Company's business, financial condition and results of operations. These forward-looking statements are based on the current expectations of the management of Matav Cable only, and are subject to risk and uncertainties, including but not limited to changes in technology and market requirements,

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YOUR GREAT MOMENTS

decline in demand for the company's products, inability to timely develop and introduce new technologies, products and applications, loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of the Company to differ materially from those contemplated in such forward-looking statements. The Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. For a more detailed description of the risk and uncertainties affecting the company, reference is made to the Company's reports filed from time to time with the Securities and Exchange Commission.)

Contacts:

Ori Gur-Arieh, Counsel
Matav Cable Systems
Telephone: +972-9-860-2261

Ayelet Shaked Shiloni
Integrated IR
Telephone US: +1-866-447-8633 / Israel: +972-3-635-6790
E-Mail: ayelet@integratedir.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

MATAV-CABLE SYSTEMS MEDIA LTD.
(Registrant)

By: ______________________________
Amit Levin
Chief Executive Officer

Dated: September 5, 2002